Exhibit 99.1

Jiayuan Announces Annual Dividend of 24c per ADS

BEIJING, March 6, 2014 /PRNewswire/ — Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE), operator of the largest online dating platform in China, today announced that its Board of Directors has declared an annual cash dividend in the amount of US$0.16 per ordinary share or US$0.24 per American Depositary Share (“ADS”), payable to record holders of the Company’s ADSs at the close of business on March 26, 2014 (the “Record Date”).

Holders of the Company’s ADSs, every two ADSs representing three ordinary shares, on the Record Date will be entitled to receive the cash dividend. The Company expects Citibank, N.A., the depositary bank for the Company’s ADS program, to pay the dividend to ADS holders on or about April 9, 2014. Dividends to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. The aggregate amount of this cash dividend is approximately US$7.2 million, which is the upper limit of the annual dividend policy announced on May 16, 2013, and equivalent to 60% of the Company’s non-GAAP net income for the full year 2013. The Company defines non-GAAP net income as net income attributable to the Company, excluding share-based compensation expenses.

“The annual dividend demonstrates our ongoing commitment to generating shareholder value,” said Qian Yongqiang, Director and Co-Chairman of the Board. “Going forward, we will continue to implement our segmentation strategy to address niche markets and younger demographics, and invest in the growth of both our online and personalized matchmaking businesses. At the same time, we will stringently manage our capital structure and expenses and focus on generating healthy cash flow.”

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Jiayuan may also make written or verbal forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users; competition in the Chinese online dating markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of any litigation or arbitration; the expected growth of the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and online dating websites and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our documents filed with the U.S. Securities and Exchange Commission. Jiayuan does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Jiayuan undertakes no duty to update such information, except as required under applicable law.

About Jiayuan

Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. As a pioneer in China’s online dating market, Jiayuan ranks first in terms of number of unique visitors, average time spent per user and average page views per user among all online dating websites in China in 2013, according to iResearch. Jiayuan recorded an average of 4.9 million monthly active user accounts in the fourth quarter of 2013. Every two of Jiayuan’s American Depositary Shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

For investor and media inquiries, please contact:

Beijing
Shirley Zhang
Jiayuan.com International Ltd.
+86 (10) 6442-2321
ir@jiayuan.com

Yue Yu
Brunswick Group LLP
+86 (10) 5960-8600
jiayuan@brunswickgroup.com

New York
Cindy Zheng
Brunswick Group LLP
+1 (212) 333-3810
jiayuan@brunswickgroup.com